    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 1999


                                                      REGISTRATION NO. 333-88993
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                     -------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                     -------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                     -------------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                                  FOCUS SERIES


                    2000 YEAR AHEAD INTERNATIONAL PORTFOLIO

                              DEFINED ASSET FUNDS

B. NAME OF DEPOSITOR:


               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED



C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:



                            MERRILL LYNCH, PIERCE,
                                   FENNER &
                              SMITH INCORPORATED
                             UNIT INVESTMENT TRUST
                                   DIVISION
                                 P.O. BOX 9051
                           PRINCETON, NJ 08543-9051



D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:




                                  COPIES TO:
                            PIERRE DE SAINT PHALLE,
  TERESA KONCICK, ESQ.               ESQ.
      P.O. BOX 9051          450 LEXINGTON AVENUE
PRINCETON, NJ 08543-9051      NEW YORK, NY 10017


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.
 As soon as practicable after the effective date of the registration statement.


/X/ Check box if it is proposed that this Registration Statement will become effective upon filing on December 13, 1999, pursuant to Rule 487.


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                           DEFINED ASSET FUNDS-SM-
                           ----------------------------------------------------


                           EQUITY INVESTOR FUND
                           FOCUS SERIES
                           2000 YEAR AHEAD
                           INTERNATIONAL PORTFOLIO
                           (A UNIT INVESTMENT TRUST)
                           -  CAPITAL APPRECIATION
                           -  PROFESSIONAL SELECTION
                           -  REINVESTMENT OPTION

Merrill Lynch,
Pierce, Fenner & Smith
Incorporated               -----------------------------------------------------
Defined Asset Funds        The Securities and Exchange Commission has not
P.O. Box 9051              approved or disapproved these Securities or passed
Princeton, N.J.            upon the adequacy of this prospectus. Any
08543-9051                 representation to the contrary is a criminal offense.
(609) 282-8500             Prospectus dated December 13, 1999.

--------------------------------------------------------------------------------

Def ined Asset FundsSM
Defined Asset FundsSM is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, and domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:
  - A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  - Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  - Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  - Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.


CONTENTS
                                       PAGE
                                        --
Risk/Return Summary..................    3
What You Can Expect From Your
  Investment.........................    6
  Income.............................    6
  Records and Reports................    6
The Risks You Face...................    6
  Foreign Issuer Risk................    6
  Concentration Risk.................    7
  Litigation Risks...................    8
Selling or Exchanging Units..........    8
  Sponsor's Secondary Market.........    8
  Selling Units to the Trustee.......    8
  Rollover/Exchange Option...........    9
How The Fund Works...................   10
  Pricing............................   10
  Evaluations........................   10
  Income.............................   10
  Expenses...........................   11
  Portfolio Changes..................   11
  Portfolio Termination..............   12
  No Certificates....................   12
  Trust Indenture....................   12
  Legal Opinion......................   13
  Auditors...........................   13
  Sponsor............................   13
  Trustee............................   13
  Underwriter's and Sponsor's
    Profits..........................   13
  Public Distribution................   14
  Code of Ethics.....................   14
  Year 2000 Issues...................   14
  Advertising and Sales Literature...   14
Taxes................................   14
Supplemental Information.............   16
Statement of Condition...............   17

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY


 1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?

     The Portfolio seeks capital appreciation by investing in a fixed portfolio of 12 international common stocks.

     You can participate in the Portfolio by
     purchasing units. Each unit represents
     an equal share of the stocks in the
     Portfolio and receives an equal share of income and principal distributions, if any.

 2.  WHAT IS THE PORTFOLIO'S INVESTMENT
     STRATEGY?

  -  The Portfolio contains 12 common stocks
     from 9 different countries, selected for capital appreciation.

  - The securities were selected by analysts from the Merrill Lynch Global Research and Economics group, one of the top-ranked equity research teams, for their potential growth over the coming year.

  - Each Year Ahead Portfolio is designed to be part of a longer term strategy. We believe that more consistent results are likely if the Strategy is followed for at least three to five years but you are not required to stay with the Strategy or to roll over your investment. You can sell your units any time.

  - The stocks will be held in the Portfolio for about one year. At the end of the year, we will liquidate the Portfolio and apply a similar Strategy to select a new portfolio, if available.

 3.  WHAT COUNTRIES AND INDUSTRIES ARE
     REPRESENTED IN THE PORTFOLIO?

     The Portfolio is diversified among 9
     countries.

     Based upon current market values, the
     following countries are represented in
     the Portfolio:



      APPROXIMATE
      PORTFOLIO
      PERCENTAGE

             -  Japan                            26%
             -
                China                            16
             -
                Spain                              9
             -
                Switzerland                        9
             -
                Australia                          8
             -
                Finland                            8
             -
                Germany                          8
             -
                Ireland                            8
             -
                United Kingdom                  8



     Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio:



  -  Telecommunication Equipment/Services 25%
  -  Banking                              17
  -  Electronic Components                9
  -  Instruments-Controls                   9
  -  Audio/Visual Products                 8
  -  Building & Construction Products      8
  -  Diversified Operations                 8
  -  Multimedia                            8
  -  Oil                                    8



 4.  WHAT ARE THE SIGNIFICANT RISKS?

     YOU CAN LOSE MONEY BY INVESTING IN THE
     PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS
     REASONS, INCLUDING:

  -  Stock prices can be volatile generally,
     and international stock prices can be
     extremely volatile.

  - Share prices may decline during the life of the Portfolio. The opinions of Merrill
     Lynch research analysts may change during the year.

  - Because the Portfolio is concentrated in the telecommunications industry, adverse developments in this industry may affect the value of your units. See Concentration
     Risk.

  - The Portfolio contains only securities of foreign issuers and is specifically concentrated in securities of Japanese issuers. See Concentration Risk.

  - The Sponsor reserves the right to advance the rollover date based on the timing of next year's announcement of the new Year
     Ahead securities recommendations. This
     could result in ineligibility for
     long-term capital gains treatment for any securities not rolled into the next Year
     Ahead portfolio to the extent available.

--------------------------------------------------------------------------------
                               Defined Portfolio
-------------------------------------------------------------------
Equity Investor Fund

Focus Series 2000 Year Ahead International Portfolio

Defined Asset Funds


                                                                                               PRICE
                                                                                             PER SHARE              COST
                                                                          PERCENTAGE OF     TO PORTFOLIO        TO PORTFOLIO
        LOCATION OF ISSUER           NAME OF ISSUER                       PORTFOLIO(1)    IN U.S. DOLLARS    IN U.S. DOLLARS(2)
--------------------------------------------------------------------------------------------------------------------------------
Australia                            1. The News Corporation Limited           8.09%      $        39.8750      $   26,716.25

China                                2. HSBC Holdings PLC*                     8.18                13.5066          27,013.12

                                     3. Hutchinson Whampoa Limited             8.29                13.6995          27,399.02

Finland                              4. Nokia Corporation                      8.16               168.4375          26,950.00

Germany                              5. Deutsche TeleKom AG                    8.17                60.0000          27,000.00

Ireland                              6. CRH PLC                                8.16                19.1325          26,976.78

Japan                                7. Kyocera Corporation                    8.78               138.1250          29,006.25

                                     8.Nippon Telegraph & Telephone            8.33                86.0000          27,520.00
                                       Corporation

                                     9. SONY Corporation                       8.50               187.3125          28,096.88

Spain                                10.Banco Santander Central Hispano,       8.43                11.5625          27,865.63
                                        SA

Switzerland                          11. Mettler-Toledo International,         8.65                38.6250          28,582.50
                                     Inc.+

United Kingdom                       12. BP Amoco PLC                          8.26                60.6250          27,281.25
                                                                             ------
                                                                             100.00%                            $  330,407.68
                                                                             ======                             =============


--------------------------
(1) Based on Cost to Portfolio.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on December 10, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.


 * This holding company is based in the United Kingdom, but the stock is traded in both Hong Kong and the United Kingdom.


 + This stock currently pays no dividends.

                        --------------------------------


The securities were acquired on December 10, 1999 and are represented entirely by contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.


                        --------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

  - The Portfolio may continue to purchase or hold the stocks originally selected even though their market value or analysts' opinions may have changed.

 5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?

     Yes, if you want capital appreciation and are willing to invest a portion of your equity portfolio in international common stocks. You will benefit from a professionally selected and supervised portfolio.
     The Portfolio is NOT appropriate for you if you are not comfortable with the Strategy or are unwilling to take the increased risk involved in an international equity investment. It may not be appropriate for you if you are seeking preservation of capital or high current income.


 6.  WHAT ARE THE PORTFOLIO'S FEES AND
     EXPENSES?

     This table shows the costs and expenses
     you may pay, directly or indirectly,
     when you invest in the Portfolio.


                                           .091  %         $0.90
     Trustee's Fee
                                           .071  %         $0.70
     Portfolio Supervision,
     Bookkeeping and
     Administrative Fees
     ESTIMATED ANNUAL OPERATING EXPENSES
                                          AS A % OF        AMOUNT
                                             NET         PER 1,000
                                           ASSETS          UNITS
                                          ---------      ---------
                                           .073  %         $0.73
     Other Operating Expenses
                                          -------          -----
                                           .235  %         $2.33
     TOTAL



     ORGANIZATION COSTS per 1,000 units                $2.67
     (deducted from Portfolio assets at
     the close of the initial offering
     period)



     INVESTOR FEES

                                             2.75%
     Maximum Sales Fee (Load) on new
     purchases (as a percentage of $1,000
     invested)



     You will pay an up-front sales fee of
     approximately 1.00%. In addition, deferred sales charges of $1.75 per 1,000 units ($17.50 annually) will be deducted from the Portfolio's net asset value on April 1, April 15, May 1,
     May 15, June 1 and thereafter on the first day of each month through November 1, 2000.


     The maximum sales fees are as follows:

                               YOUR MAXIMUM
                                SALES FEE
          IF YOU INVEST:         WILL BE:
          --------------       ------------
     Less than $50,000             2.75%
     $ 50,000 to $99,999           2.50%
     $100,000 to $249,999          2.00%
     $250,000 to $999,999          1.75%
     $1,000,000 or more            1.00%

     EXAMPLE
     This example may help you compare the
     cost of investing in the Portfolio to
     the cost of investing in other funds.
     The example assumes that you invest
     $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same.
     Although your actual costs may be higher or lower, based on these assumptions your costs would be:


     1 Year  3 Years  5 Years  10 Years
      $328    $803    $1,304    $2,682



 7.  IS THE PORTFOLIO MANAGED?

     Unlike a mutual fund, the Portfolio is
     not managed and stocks are not sold
     because of market changes. The Sponsor
     monitors the Portfolio and may instruct
     the Trustee to sell securities under
     certain limited circumstances. However,
     given the investment philosophy of the
     Portfolio, the Sponsor is not likely to
     do so.

 8.  HOW DO I BUY UNITS?

     You can buy units from the Sponsor and
     other broker-dealers. Some banks may
     offer units for sale through special
     arrangements with the Sponsor, although
     certain legal restrictions may apply.
     Employees of the Sponsor and Sponsor
     affiliates and non-employee directors of the Sponsor may purchase units at a reduced sales charge.

     The minimum investment is $250.

     UNIT PRICE PER 1,000 UNITS       $999.93
     (as of December 10, 1999)

     Unit price is based on the net asset
     value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown above, to which no sales fee has been applied.
     The Portfolio stocks are valued by the
     Trustee on the basis of their closing
     prices at 4:00 p.m. Eastern time every
     business day. Unit price changes every
     day with changes in the prices of the
     stocks.

 9.  HOW DO I SELL UNITS?

     You may sell your units at any time to
     the Sponsor or the Trustee for the net
     asset value determined at the close of
     business on the date of sale, less any
     remaining deferred sales fee and the
     costs of liquidating securities to meet
     the redemption.

10.  HOW ARE DISTRIBUTIONS MADE AND TAXED?

     The Portfolio will pay distributions of
     any dividend income on the 25th day of
     October, 2000, if you own units on the
     10th of that month. For tax purposes,
     you will be considered to have received
     all the dividends paid on your pro rata
     portion of each security in the
     Portfolio when those dividends are
     received by the Portfolio regardless of
     whether you reinvest your dividends in
     the Portfolio. A portion of the dividend payments may be used to pay expenses of the Portfolio. Corporate investors will generally not be entitled to the dividends received deduction. Foreign investors' shares of dividends will generally be subject to withholding taxes.

11.  WHAT OTHER SERVICES ARE AVAILABLE?

     REINVESTMENT OF PRINCIPAL
     If a distribution of any principal is
     made during the year, you may choose to
     reinvest it into additional units of the Portfolio.

     EXCHANGE PRIVILEGES
     You may exchange units of this Portfolio for units of certain other Defined Asset
     Funds. You may also exchange into this
     Portfolio from certain other funds. We
     charge a reduced sales fee on designated exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME

The Portfolio will pay to you any income it has received once during its life. Reasons your income may vary are:
  - changes in the Portfolio because of additional securities purchases or sales; and
  - the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:
- a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;

- a final report on Portfolio activity; and

- annual tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED DURING THE YEAR. PLEASE CONTACT YOUR TAX ADVISOR IN THIS REGARD.

You may request audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE


FOREIGN ISSUER RISK



Investments in securities of foreign issuers involve risks that are different from investments in securities of domestic issuers.



They may include:


  - political and economic developments;


  - possibility of withholding taxes;


  - exchange controls or other governmental restrictions on the payment of dividends;


  - less publicly available information; and


  - absence of uniform accounting, auditing, and financial reporting standards, practices and requirements.



AMERICAN DEPOSITARY SHARES AND RECEIPTS



American depositary shares and receipts are issued by an American bank or trust company to evidence ownership of underlying common stock issued by a foreign corporation and deposited in a depositary facility. The terms and conditions of the depositary facility may result in less liquidity or lower market prices for the ADRs than for the underlying shares. Certain of the Portfolio Securities were purchased in ADR form in the United States.



LIQUIDITY



Sales of foreign securities in United States securities markets are ordinarily subject to severe restrictions and will generally be made only in foreign securities markets.



You should know that:


  - securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States.


  - a foreign market's liquidity might become impaired as a result of economic or political turmoil, or if relations between the United States and such foreign country deteriorate markedly; and


  - the principal trading market for the Portfolio Securities, even if otherwise listed, may be the over-the-counter market in which liquidity will depend on whether dealers will make a market in the Portfolio Securities.


CONCENTRATION RISK


When stocks in a particular category make up 25% or more of the Portfolio, it is said to be "concentrated" in that category, which makes the Portfolio less diversified.



Here is what you should know about the Portfolio's concentration in stocks of Japanese issuers.



Although global financial markets have begun to respond to a sense of increased political stability in Japan and the fact that progress has been made in deregulation, bank and other industry sector reorganizations in recent months, nevertheless:


  - there remains some uncertainty as to the future of the governing coalition, the division of responsibility between legislative and key administrative bodies with respect to key economic and financial policies and the effects of this division on the Japanese economy and stock market;


  - Japan remains in the worst recession since World Wat II and continues to experience, in some measure, increased unemployment, price deflation, weakened real estate prices and weak currency; and.


  - structural problems related to historical patterns of over-regulation, excessive government intervention and weak consumer demand continue in certain sectors and, if coupled with a lack of strong fiscal direction and ineffectual government response, may undercut Japan's economic recovery.



Here is what you should know about the Portfolio's concentration in international telecommunications stocks:



These companies:


  - provide local, long-distance, wireless, cable television and internet services and information systems;


  - manufacture telecommunications products; and


  - operate voice, data and video telecommunications networks.



Payment on common stocks of companies in this industry generally depends upon:


  - the amount and growth of customer demand;


  - the level of rates they are allowed to charge; and


  - the effects of inflation on the cost of providing services and the rate of technological innovation.



The telecommunications industry is characterized by increasing competition in all sectors and regulation by various regulatory authorities. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology.



Telecommunications companies in both developed and emerging countries are undergoing significant change due to varying and evolving levels of governmental regulation or deregulation and other factors. As a result, competitive pressures are intense and the securities of such companies may be subject to significant price volatility.



In addition, all telecommunications companies in both developed and emerging countries are subject to the additional risk that technological innovations will make their products and services obsolete.



While the worldwide market for telecommunications equipment is expected to grow, we cannot predict the overall effect on the Portfolio of factors such as:


  - competing technologies;


  - increasing capital requirements;

  - protectionist actions by foreign governments; and


  - demand for new technologies.



The companies in the Portfolio may include former government owned telecommunications systems that have been privatized in stages. We cannot predict whether such privatization will continue in the future or what, if any, effect this will have on the Portfolio.




LITIGATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:
  - ADDING the value of the Portfolio securities, cash and any other Portfolio assets;

  - SUBTRACTING accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and

  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

SPONSOR'S SECONDARY MARKET


While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating securities to meet the redemption. We may resell the units to other buyers or to the Trustee.


We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the Sponsor will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.


If you sell units with a value of at least $1,500,000, you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in-kind.


There could be a delay in paying you for your units:
  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION


When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next Year Ahead International Portfolio if one is available.



If you hold your units with the Sponsor and notify your financial adviser by December 14, 2000, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Year Ahead International Portfolio. The Sponsor reserves the right to advance the rollover date based on the timing of new year's announcement of the new Year Ahead securities recommendations. This could result in ineligibility for long-term capital gains treatment for any securities not rolled into the next Year Ahead Portfolio to the extent available. If you decide not to roll over your proceeds, you will receive a cash distribution after the Portfolio terminates.



The Portfolio will terminate by January 19, 2001. You may by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the Securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your units at any time prior to termination.


If you continue to hold your units, you may exchange units of this Portfolio anytime before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Fund from certain other Defined Asset

Funds. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:
  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and
  - legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

The deferred sales fee is generally a charge of $1.75 per 1,000 units ($17.50 annually) and is accrued in ten installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS


The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). Business day also excludes various additional holidays in relevant foreign countries. If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.


INCOME
- The annual income per unit will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities and levels or be declared at all.
- Each unit receives an equal share of distributions of dividend income. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:
  - for extraordinary services and costs of indemnifying the Trustee and the Sponsor;
  - costs of actions taken to protect the Portfolio and other legal fees and expenses;
  - expenses for keeping the Portfolio's registration statement current; and
  - Portfolio termination expenses and any governmental charges.


The Sponsor is currently reimbursed up to 70 CENTS per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Portfolio's registration statement yearly are also now chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsor.


The Trustee's and Sponsor's fees may be adjusted for inflation without investors' approval.

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsor will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES


If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which may affect the composition of the portfolio.



We decide whether to offer for sale units that we acquire in the secondary market after reviewing:

  - diversity of the Portfolio;
  - size of the Portfolio relative to its original size;

  - ratio of Portfolio expenses to income; and
  - cost of maintaining a current prospectus.


If the Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).


PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. We will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE


The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract between the Sponsor and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.


The Sponsor and the Trustee may amend the Indenture without your consent:
  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsor).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsor. The Sponsor may remove the Trustee without your consent if:
  - it fails to perform its duties;
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  - the Sponsor determines that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsor without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsor will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.


If the Sponsor fails to perform its duties or becomes bankrupt the Trustee may:

  - remove it and appoint a replacement Sponsor;
  - liquidate the Portfolio; or
  - continue to act as Trustee without a Sponsor.


The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsor.


LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSOR
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)

P.O. Box 9051,
Princeton, NJ 08543-9051



The Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer the Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.


TRUSTEE


The Chase Manhattan Bank, Unit Trust Department, 4 New York Plaza--6th Floor, New York, NY 10004, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.



UNDERWRITER'S AND SPONSOR'S PROFITS



The Underwriter receives sales charges when it sells units. The Sponsor also realizes a profit or loss on deposit of the securities shown under Defined Portfolio. Any cash made available by you to the Sponsor before the settlement date for those units may be used in the Sponsor's businesses to the extent permitted by federal law and may benefit the Sponsor.



The Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.



During the initial offering period, the Sponsor may realize profits or sustain losses on units it holds due to fluctuations in the price per unit. The Sponsor experienced a loss of $823.98 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales fees and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc.
Dealers will be entitled to the concession stated below on Units sold or redeemed.

                      DEALER CONCESSION
                             AS
                        A % OF PUBLIC
  AMOUNT PURCHASED     OFFERING PRICE
  ----------------    -----------------
Less than $50,000           2.00%
$50,000 to $99,999          1.80%
$100,000 to $249,999        1.45%
$250,000 to $999,999        1.25%
$1,000,000 and over         0.50%

The Sponsor does not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS


Merrill Lynch has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Portfolio and to provide reasonable standards of conduct.


YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year 2000 Problem"). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Portfolio. The Year 2000 Problem may adversely affect the issuers of the securities contained in the Portfolio, but we cannot predict whether any impact will be material to the Portfolio as a whole.

ADVERTISING AND SALES LITERATURE

Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio.

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Sales literature and articles may state research opinions on the economy, countries and industry sectors and include a list of funds generally appropriate for pursuing these recommendations.

TAXES

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer in securities, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT


The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each security in the Portfolio. You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates, and generally will not be eligible for dividends received deduction for corporations. You should consult your tax adviser in this regard and about appreciation of the foreign tax credit rules.


GAIN OR LOSS UPON DISPOSITION

You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange your units for units of another Defined Asset Fund or when the Trustee disposes of the securities in the Portfolio. You generally will not recognize gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed securities will include your holding period in your units.


If you elect to roll over your investment in the Portfolio, you will recognize gain or loss only with respect to your share of those securities that are not rolled over into the new Portfolio. You will not recognize gain or loss with respect to your share of those securities that are rolled over and your basis in those securities will remain the same as before the rollover.


If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment that produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR TAX BASIS IN THE SECURITIES


Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the sales fee. Your aggregate tax basis in units that you hold as a result of a rollover from an earlier portfolio will equal your basis in the securities that were rolled over from that portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of securities from the previous portfolio which were not rolled over. You should not increase your basis in your units by deferred sales charges or organizational expenses. Your basis for securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed securities from which these expenses will already have been deducted. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted,

EXPENSES

If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses, but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount (currently, $126,600 or $63,300 for a married person filing separately).

STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

FOREIGN TAXES

Foreign taxing jurisdictions may impose withholding or other taxes in respect of dividends, capital gains and other income generated by the securities. For U.S. tax purposes, such tax would in most cases give rise to foreign tax credits, the use of which is subject to a complex set of limitations. You should consult your tax adviser in this regard.

RETIREMENT PLANS


You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.


SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

              Defined
            Asset Funds

-SM-


HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         FOCUS SERIES
recent free Information                  2000 YEAR AHEAD INTERNATIONAL PORTFOLIO
Supplement that gives more               (A Unit Investment Trust)
details about the Fund,                  ---------------------------------------
by calling:                              This Prospectus does not contain
The Chase Manhattan Bank                 complete information about the
1-800-323-1508                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-88993) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                 100462RR--12/99

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


       A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.



 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).



 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.



III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).



IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:



          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221


                          ----------------------------


    B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:



          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          The Bank of New York, Trustee...............................       13-4941102



                                  UNDERTAKING



The Sponsor undertakes that it will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                         SERIES OF EQUITY INVESTOR FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                      SEC
SERIES NUMBER                                                     FILE NUMBER
-------------                                                     -----------
Equity Investor Fund, Select S&P Industrial Portfolio--1998
Series H....................................................        33-64577

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:


       1.1             -- Form of Trust Indenture (incorporated by reference to Exhibit
                       1.1 to the Registration Statement of Equity Income Fund, Select
                         S&P Industrial Portfolio 1997 Series A. 1933 Act File No.
                         33-05683.
       1.1.1           -- Form of Standard Terms and Conditions of Trust Effective
                       October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund,
                         Multistate Series--48, 1933 Act File No. 33-50247).
       1.2             -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The
                         Corporate Income Fund, One Hundred Ninety-Fourth Monthly
                         Payment Series, 1933 Act File No. 2-90925).
       3.1             -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading "How The Fund Works--Legal Opinion" in the
                         Prospectus.
       5.1             -- Consent of independent accountants.
       9.1             -- Information Supplement (incorporated by reference to Exhibit
                       9.1 to the Registration Statement of Equity Investor Fund,
                         21Select Ten Portfolio 1999 International Series A (United
                         Kingdom Portfolio), 1933 Act File No. 333-70593).

                                   SIGNATURES

    The registrant hereby identifies the series number of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 13TH DAY OF DECEMBER 1999.



                         SIGNATURES APPEAR ON PAGE R-3.





    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS
     By J. DAVID MEGLEN
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)